KW 3/9

13013992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2013
Washington, DC
193

SEC FILE NUMBER
8-68600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCS (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 900, 181 Bay Street
(No. and Street)

Toronto	Ontario, Canada	M5J 2T3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conrad Beyleveldt — (416) 342-9960
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if *individual, state last, first, middle name*)

333 Bay Street - Suite 4600	Toronto	Ontario, Canada	M5H 2S5
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

CD 3/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Conrad Beyleveldt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCS (USA) Inc., as of December 31 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m)A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o)Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information
(Expressed in U.S. Dollars)

SCS (USA) INC.

(A Wholly Owned Subsidiary of Stonecap Securities Inc.)

For the year ended December 31, 2012

KPMG

KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
SCS (USA) Inc.:

We have audited the accompanying financial statements of SCS (USA) Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCS (USA) Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

February 13, 2013
Toronto, Canada

SCS (USA) INC.

(A Wholly Owned Subsidiary of Stonecap Securities Inc.)

Statement of Financial Condition
(Expressed in U.S. Dollars)
As at December 31, 2012

Assets

Cash and cash equivalents	$	174,261
Receivable from clearing broker (note 3)		274,634
Prepaid expenses		5,770
Total assets	$	454,665

Liabilities and Stockholder's Equity

Liabilities:		
Due to Parent (note 5)	$	2,070
Accounts payable and accrued liabilities		27,440
Total liabilities		29,510
Stockholder's equity:		
Common stock (note 4)		10
Contributed surplus		757,848
Deficit		(332,703)
Total stockholder's equity		425,155
Total liabilities and stockholder's equity	$	454,665

See accompanying notes to the financial statements.

SCS (USA) INC.

(A Wholly Owned Subsidiary of Stonecap Securities Inc.)
Statement of Operations
(Expressed in U.S. Dollars)
For the year ended December 31, 2012

Revenue:		
Commission revenue	$	556,130
Expenses:		
Clearing and execution charges		38,174
Registration expenses		5,926
Indirect execution and other services (note 5)		429,097
General and administrative		105,377
Foreign exchange loss		1,381
Total expenses		579,955
Net loss before income taxes		(23,825)
Income tax expense/(benefit) (note 8)		-
Net loss	$	(23,825)

See accompanying notes to the financial statements.

SCS (USA) INC.

(A Wholly Owned Subsidiary of Stonecap Securities Inc.)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. Dollars)
For the year ended December 31, 2012

	Common stock	Contributed surplus	Retained earnings	Total
Stockholder's equity January 1, 2012	$ 10	$ 657,848	$ (308,878)	$ 348,980
Capital contributed by Parent	-	100,000	-	100,000
Net loss	-	-	(23,825)	(23,825)
Stockholder's equity December 31, 2012	$ 10	$ 757,848	$ (332,703)	$ 425,155

See accompanying notes to financial statements.

SCS (USA) INC.

(A Wholly Owned Subsidiary of Stonecap Securities Inc.)
Statement of Cash Flows
(Expressed in U.S. Dollars)
Year ended December 31, 2012

Cash flows from (used in) operating activities:		
Net loss	$	(23,825)
Changes in operating items:		
Increase in receivable from clearing broker		(14,191)
Decrease in accounts receivable		1,005
Decrease in prepaid expenses		1,107
Decrease in due to Parent		(9,741)
Increase in accounts payable and accrued liabilities		1,246
Cash flows used in operating activities		(44,399)
Cash flows from financing activities:		
Capital contributed by Parent		100,000
Increase in cash and cash equivalents		55,601
Cash and cash equivalents, beginning of year		118,660
Cash and cash equivalents, end of year	$	174,261

See accompanying notes to financial statements.

SCS (USA) Inc. ("SCS") was incorporated on April 28, 2010 under the General Corporation Law of the State of Delaware. SCS is a wholly owned subsidiary of Stonecap Securities Inc. (the "Parent"), a Canadian owned investment dealer and member of the Investment Industry Regulatory Organization of Canada. SCS was registered in Ontario under the Extra-Provincial Corporations Act on October 13, 2010.

SCS was granted membership of the Financial Industry Regulatory Authority ("FINRA") on February 8, 2011. SCS is subject to regulation by FINRA and pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-3 is exempt under subparagraph (k)(2)(ii) as SCS clears transactions on a fully disclosed basis through Apex Clearing Corporation ("Apex"), a FINRA member. The Corporation utilizes the services of its Parent to perform certain administrative, securities trading and record-keeping activities. SCS does not hold customer funds or safe-keep customer securities.

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.GAAP").

(b) Cash and cash equivalents:

SCS considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(c) Commission and clearing charges:

All commission and clearing charges are recorded on a trade-date basis.

(d) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at year-end exchange rates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at average rates of exchange in effect during the year. Realized and unrealized foreign exchange gains and losses are recorded in income in the year in which they occur.

1. Significant accounting policies (continued):

(e) Income taxes:

SCS follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Deferred tax assets related to tax loss carry forwards are recorded when it is more likely than not that future taxable income will be available to absorb these losses. Changes in deferred income taxes related to changes in tax rates are recognized in income in the year in which the changes are enacted.

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Financial instruments:

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations. SCS manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, SCS's most significant counterparty concentrations were with financial institutions, Apex, and its Parent.

(b) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

3. Receivable from clearing broker:

In accordance with a fully disclosed clearing agreement between SCS and Apex, SCS is responsible for any losses or bad debts incurred by Apex related to clients of SCS. Under the terms of the agreement with Apex, SCS has lodged a cash deposit of $250,000 with Apex. This deposit is recorded as receivable from clearing broker on the Statement of Financial Condition.

(Expressed in U.S. Dollars)

4. Common stock and contributed surplus:

		2012
Authorized:		
100 shares with a par value of $0.01 per share		
Issued and outstanding:		
100 common shares	$	10

The Parent contributed capital of $100,000 in the form of cash on February 17, 2012.

5. Related party transactions and balances:

In accordance with an Administrative Services Agreement dated December 3, 2010 between SCS and the Parent, the Parent performs certain administrative, securities trading and record-keeping activities for SCS. The Administrative Services Agreement provides that expenses incurred by the Parent in providing the services to SCS are to be charged by the Parent to SCS at a fixed rate or reimbursed as a percentage of commission income earned by SCS. The Parent may also pay expenses on behalf of SCS, and these direct expenses are reimbursed at cost by SCS. During the year, expenses charged to SCS by the Parent at a fixed rate were $12,000; expenses charged to SCS by the Parent as a percentage of commission income earned by SCS were $417,097; and direct expenses paid for by the Parent and recovered from SCS at cost were $1,794. SCS has $2,070 payable to its Parent at December 31, 2012. This amount is non-interest bearing.

6. Commitments and guarantees:

In the normal course of operations, SCS provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as service agreements and purchases of goods. Under these agreements, SCS agrees to indemnify the counterparty against loss or liability arising from the acts or omissions of SCS in relation to the agreement. The nature of the indemnifications in these agreements prevents SCS from making a reasonable estimate of the maximum potential amount that SCS could be required to pay such counterparties.

In the normal course of business, SCS indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, and providing services to, SCS. The maximum potential amount of payments that SCS could be required to make under this indemnification cannot be estimated. However, SCS believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

(Expressed in U.S. Dollars)

7. Net capital requirements:

SCS is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). SCS is required to maintain minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, SCS had a net capital of $419,383 which was $169,383 in excess of the required net capital. The ratio of aggregate indebtedness to net capital did not exceed 15 to 1 during the year and at December 31, 2012.

8. Income taxes:

For Canadian tax purposes, SCS files a Canadian dollar tax return in Canada. The current portion of the income tax expense (benefit) included in the statement of operations, as determined in accordance with U.S. GAAP, Accounting for Income Taxes, is as follows:

		2012
Income tax expense/(benefit) using the statutory rate	$	(8,785)
Adjustment related to permanent non-deductible items		470
Valuation allowance related to non-capital tax loss and deductible differences		8,315
Income tax expense/(benefit)	$	-

Deferred tax assets are attributable to the following:

		2012
Deferred tax assets:		
Start-up expenses	$	38,821
Tax loss carryforward (expiry December 31, 2030)		8,565
Tax loss carryforward (expiry December 31, 2031)		54,098
Tax loss carryforward (expiry December 31, 2032)		10,779
		112,263
Valuation allowance for deferred tax assets		(112,263)
Deferred tax asset	$	-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which SCS can utilize these benefits.

9. Subsequent events:

SCS has evaluated the effects of subsequent events that have occurred subsequent to the year ended, December 31, 2012 and through to February 13, 2013, which is the date the financial statements were issued. SCS has determined there are no events that require disclosure in these financial statements.

SCS (USA) INC.
(A Wholly Owned Subsidiary of Stonecap Securities Inc.)

Supplementary information required by Rule 17A-5
(Expressed in U.S. Dollars)

For the year ended December 31, 2012

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Commission

Total ownership equity from statement of financial condition		425,155
Less non-allowable assets		(5,770)
Less other		(2)
Net capital	$	419,383
Minimum capital requirement	$	(250,000)
Excess net capital	$	169,383

The computation of net capital under SEC Rule 15c3-1 as of December 31, 2012, filed by SCS on January 25, 2013 on form X-17A-5 is $169,383.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Commission

Pursuant to SEC Rule 15c3-3 (k)(2)(ii), SCS clears transactions on a fully disclosed basis through a U.S. registered clearing broker.

KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
SCS (USA) Inc.:

In planning and performing our audit of the financial statements of SCS (USA) Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

February 13, 2013
Toronto, Canada

Schedule of Assessment and Payments to the
Securities Investor Protection Corporation and Report
of Independent Registered Public Accounting Firm

SCS (USA) INC.
(A Wholly Owned Subsidiary of Stonecap Securities Inc.)

For the year ended December 31, 2012

KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
SCS (USA) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by SCS (USA) Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the Company's Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

KPMG

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

February 13, 2013
Toronto, Canada

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

SIPC-7
(33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68600 FINRA Dec-12

SCS (USA) Inc

181 Bay Street

Toronto Canada M5J 2T3

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Conrad Beyleveldt (416) 342-9960

2. A.	General assessment (item 2e from page 2)		$ 1,321
B.	Less payment made with SIPC-6 filed (exclude interest)		(513)
	7/16/2012 Date Paid		
C.	Less prior overpayment applied		(-)
D.	Assessment balance due or (overpayment)		808
E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 808
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 808	
H.	Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Dated the ~~31~~ 22 day of January, 20 13.

SCS (USA) Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 558,390
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		-
(3) Net loss from principal transactions in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
(7) Net loss from securities in investment accounts.		-
Total additions		-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		-
(2) Revenues from commodity transactions.		-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		30,119
(4) Reimbursements for postage in connection with proxy solicitation.		-
(5) Net gain from securities in investment accounts.		-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		-
(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -	
Enter the greater of line (i) or (ii)		-
Total deductions		30,119
2d. SIPC Net Operating Revenue		$ 528,271
2e. General Assessment @ .0025		$ 1,321 (to page 1, line 2.A.)